Press Information

May 7, 2015

Philips Annual General Meeting of Shareholders approves separation of Lighting business from Royal Philips

AGM also approves dividend proposal and appointment of David Pyott as a new member of Supervisory Board

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG, AEX: PHIA) announced that today’s Annual General Meeting of Shareholders (AGM) has approved the separation of the Lighting business from Royal Philips. Following the vote in Amsterdam, Royal Philips will continue the process to set up two market-leading independent companies that will focus on the vast opportunities in health technology and lighting solutions.

“We welcome the decision by the AGM to approve the separation of our Lighting business from Royal Philips and I fully appreciate the historic significance of today’s meeting,” said Frans van Houten, Philips Chief Executive Officer. “Both our multi-billion euro HealthTech and Lighting Solutions businesses have the right fundamentals for profitable growth in their fields.”

The transition of the Lighting business into a separate legal structure will take at least until the end of 2015, in order to be ready for the separation, which is currently intended to be effectuated through an IPO in the first half of 2016. At the same time, alternatives will continue to be carefully reviewed.

The AGM also approved the proposal to re-appoint Frans van Houten, Ron Wirahadiraksa and Pieter Nota as members of the Board of Management for a term of four years. The proposal to appoint David Pyott as a new member of the Supervisory Board was also approved, as well as the re-appointments of Jackson Tai, Heino von Prondzynski and Kees van Lede as members of the Supervisory Board.

Philips’ proposal to pay a dividend over 2014 of EUR 0.80 per share in 2015 was also approved by the AGM. The dividend will be paid in cash or shares, at the shareholder’s option. More information about the optional dividend can be found here.

In addition, the AGM has adopted the proposal to appoint Ernst & Young Accountants LLP as external auditor of Philips from January, 2016. All other proposals made to shareholders at the AGM were also approved.

For more information about Philips’ 2015 AGM, please visit this site. Additional information on the composition of the Board of Management, the Executive Committee, the Supervisory Board, as well as Philips’ 2014 results, is included in Philips’ 2014 Annual Report that was published on February 24, 2015.

For further information, please contact:

Philips Group Communications
Steve Klink
Tel.: +31 6 1088 8824
E-mail: steve.klink@philips.com

Philips Investor Relations
Leandro Mazzoni
Phone: +31 20 5977055
E-mail: investor.relations@philips.com

About Royal Philips:
Royal Philips (NYSE: PHG, AEX: PHIA) is a diversified health and well-being company, focused on improving people’s lives through meaningful innovation in the areas of Healthcare, Consumer Lifestyle and Lighting. Headquartered in the Netherlands, Philips posted 2014 sales of EUR 21.4 billion and employs approximately 105,000 employees with sales and services in more than 100 countries. The company is a leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as male shaving and grooming and oral healthcare. News from Philips is located at www.philips.com/newscenter.

Forward-looking statements

This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.